Exhibit 99.3

Tantech Reports Financial Results for the First Six Months of 2021

LISHUI, China, October 22, 2021 – Tantech Holdings Ltd (NASDAQ: TANH) ("Tantech" or the "Company"), a clean energy company in China, today reported its unaudited financial results for the six months ended June 30, 2021.

Mr. Wangfeng Yan, Chief Executive Officer of Tantech, said, "While we continue to have a competitive edge in selling our bamboo-based charcoal products, we have been working hard on the strategic shift in our business from being solely engaged in consumer product sales to expanding into the specialty vehicle market. We have focused on product costs as we have increased operating cash flow for our longer-term growth in the vehicle market. Ongoing COVID-19 challenges, including supply chain and logistics bottlenecks, have added cost and margin pressure in our ongoing consumer business, but we hope to see some stabilization into next year.”

“As to our specialty vehicle and electric vehicle (EV) business, we believe our feature-rich, environmentally friendly customizable midibuses present an attractive option for corporate customer as businesses return to normal operations. We have invested heavily in technology advancements for specialty-use EVs rather than the more competitive, domestic general consumer EV market for this reason. We are fully committed to the EV segment, which we expect will be a key long-term growth driver for us. Despite some recent delays in government rebates related to EVs, longer term we expect our specialty EV business will expand with customer demand for a cleaner environment and for zero-emission vehicles. Importantly, we had approximately $40.7 million cash at June 30, 2021, which gives us the ability to fund our growth initiatives and build value for shareholders.”

	Financial Results For the Six Months Ended June 30,
($millions, except per share data and percentages)	2021	2020	Change
Revenues	$20.6	$22.9	(9.9)%
Gross profit	$4.0	$3.1	29.3%
Gross margin	19.3%	13.4%	5.9	percentage points
Operating expenses	$9.7	$1.3	666.0%
Net (loss) income attributable to common stockholders of Tantech Holdings Ltd	$(6.6)	$1.2	(636.8)%
Basic/Diluted (loss) earnings per share	$(0.18)	$0.04	$(0.22)

●	Total revenue decreased by approximately $2.3 million, or 9.9%, to approximately $20.6 million in the six months ended June 30, 2021 from approximately $22.9 million in the same period of 2020. The decrease was mainly attributable to the decrease of the sales volume of the Company’s consumer products.
●	Our gross profit increased by approximately $0.9 million, or 29.3% to approximately $4.0 million in the six months ended June 30, 2021 from approximately $3.1 million in the same period of 2020. The gross profit margin was 19.3% in the six months ended June 30, 2021, as compared to 13.4% in the same period of 2020. On a segment basis, gross margins for consumer product and EV segments were 19.1% and 38.5%, respectively, for the six months ended June 30, 2021, compared to 13.6% and 5.3%, respectively, for the six months ended June 30, 2020. The increase in overall gross margin was primarily attributable to the higher average selling price of our charcoal-based products, offset by the decease of selling volume as compared to the same period last year.
●	Research and development expenses increased by $6.0 million, or 1,996.4%, to $6.4 million in the six months ended June 30, 2021 from $0.3 million in the same period of 2020. The increase was primarily due to the R&D activities in connection with our EV segment. During the six months ended June 30, 2021, we increased our investment significantly for the smart electric sanitation vehicles designed for closed industrial parks and residential communities. We have manufactured two prototype model vehicles and expect to receive orders from potential customers in the near future.

●	Total operating expenses increased by $8.4 million, or 666.0%, to $9.7 million in the six months ended June 30, 2021 from $1.3 million in the same period of 2020, which was mainly due to increased research and development expenses of $6.0 million and increased share based compensation of $1.8 million for the six months ended June 30, 2021 as compared to the same period of 2020.
●	Our loss before income tax was approximately $5.7 million for the six months ended June 30, 2021, compared to an income before income tax of approximately $1.7 million for the six months ended June 30, 2020.
●	The Company had approximately $40.7 million cash on hand, and maintained positive working capital as of June 30, 2021.

About Tantech Holdings Ltd

For the past decade, Tantech has been a highly specialized high-tech enterprise producing, researching and developing bamboo charcoal-based products with an established domestic and international sales and distribution network. Since 2017, when the Company acquired 70% of Shangchi Automobile, a vehicle manufacturer based in Zhangjiagang City, Jiangsu Province, it has manufactured and sold vehicles. The Company established two new subsidiaries, Lishui Smart New Energy Automobile Co., Ltd. and Zhejiang Shangchi New Energy Automobile Co., Ltd., in November 2020, to produce and sell street sweepers and other electric vehicles. The Company is fully ISO 90000 and ISO 14000 certified and has received a number of national, provincial and local honors, awards and certifications for its products and scientific research efforts. For more information please visit: http://ir.tantech.cn.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning the sales, plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the Company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Global IR Partners

David Pasquale

New York Phone: +1-914-337-8801

TANH@globalirpartners.com

Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
	2021	2020
Assets
Current Assets
Cash and cash equivalents*	$40,711,801	$37,119,195
Restricted cash*	—	220,109
Accounts receivable, net*	36,369,508	34,410,597
Inventories, net*	420,194	671,251
Advances to suppliers, net *	7,054,987	6,854,461
Advances to suppliers – related party	—	1,533,000
Prepaid taxes*	1,177,989	1,046,667
Prepaid expenses and other receivables, net*	463,974	45,467
Total Current Assets*	86,198,453	81,900,747

Property, plant and equipment, net*	2,273,629	2,477,912

Other Assets
Manufacturing rebate receivable*	5,815,305	5,755,237
Intangible assets, net*	434,913	664,033
Long-term Investment	25,763,433	25,497,316
Total Other Assets*	32,013,651	31,916,586
Total Assets*	$120,485,733	$116,295,245

Liabilities and Stockholders’ Equity
Current Liabilities
Short-term bank loans	$5,313,070	$5,564,790
Bank acceptance notes payable*	—	1,753,109
Accounts payable*	2,305,363	1,543,994
Due to related parties*	2,194,460	2,019,087
Customer deposits*	6,167,807	3,183,088
Taxes payable*	1,050,811	571,354
Due to third parties	—	306,600
Accrued liabilities and other payables*	960,446	1,861,835
Total Current Liabilities*	17,991,957	16,803,857
Total Liabilities*	17,991,957	16,803,857

Stockholders’ Equity
Common stock, $0.001 par value, 50,000,000 shares authorized, 42,874,097 and 35,894,097 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	42,874	35,894
Additional paid-in capital	57,164,201	48,392,181
Statutory reserves	6,437,506	6,437,506
Retained earnings	38,909,553	45,480,031
Accumulated other comprehensive loss	(517,118)	(1,493,070)
Total Stockholders’ Equity attributable to the Company	102,037,016	98,852,542
Noncontrolling interest	456,760	638,846
Total Stockholders’ Equity	102,493,776	99,491,388
Total Liabilities and Stockholders’ Equity	$120,485,733	$116,295,245

*	please see “Note 3: Variable Interest Entities” in the notes accompanying the unaudited financial statements filed on the Company’s Report of Foreign Private Issuer on Form 6-K dated October 22, 2021.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Comprehensive Loss

(Unaudited)

	For the Six Months Ended
	June 30,
	2021	2020
Revenues	$20,633,188	$22,889,784
Cost of revenues	16,660,387	19,817,263
Gross Profit	3,972,801	3,072,521

Operating expenses
Selling expenses	122,045	201,217
General and administrative expenses	1,399,295	763,945
Share-based compensation	1,840,000	—
Research and development expenses	6,351,853	302,553
Total operating expenses	9,713,193	1,267,715

(Loss) income from operations	(5,740,392)	1,804,806

Other income (expenses)
Interest income	57,374	17,962
Interest expense	(137,594)	(184,288)
Government subsidy income	47,033	10,926
Rental income from a related party	67,166	—
Other income, net	1,796	6,593
Total other income (expenses)	35,775	(148,807)

(Loss) income before provision for income taxes	(5,704,617)	1,655,999
Provision for income taxes	1,047,595	684,804
Net (loss) income	(6,752,212)	971,195
Less: net loss attributable to noncontrolling interest	(181,734)	(253,220)
Net (loss) income attributable to common stockholders of Tantech Holdings Ltd.	$(6,570,478)	$1,224,415

Net (loss) income	(6,752,212)	971,195
Other comprehensive income (loss):
Foreign currency translation adjustment	975,600	(1,394,434)
Comprehensive loss	(5,776,612)	(423,239)
Less: Comprehensive loss attributable to noncontrolling interest	(182,086)	(251,974)
Comprehensive loss attributable to common stockholders of Tantech Holdings Ltd.	$(5,594,526)	$(171,265)

(Loss) earnings per share - Basic and Diluted	$(0.18)	$0.04
Weighted Average Shares Outstanding - Basic and Diluted	37,253,764	28,872,602

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended
	June 30,
	2021	2020
Cash flows from operating activities
Net (loss) income	$(6,752,212)	$971,195
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	234,756	227,049
Amortization of intangible asset	235,593	216,781
Allowance for doubtful accounts - accounts receivable	14,395	—
Loss from disposal of property, plant and equipment	—	2,867
Issuance of common stock for services	1,840,000	33,812
Inventory markdown	296,702	—
Changes in operating assets and liabilities:
Accounts receivable	(1,611,062)	(4,653,105)
Advances to suppliers	(128,735)	9,607,140
Advances to suppliers - related party	1,546,000	(1,422,000)
Inventory	(39,140)	(1,317,697)
Prepaid expenses and other receivables	(417,223)	8,280
Accounts payable	743,811	1,032,112
Accrued liabilities and other payables	(917,137)	232,756
Customer deposits	2,945,780	(2,908,226)
Taxes payable, net of prepaid taxes	352,443	409,442
Net cash (used in) provided by operating activities	(1,656,029)	2,440,406

Cash flows from investing activities
Acquisition of property, plant and equipment	(5,086)	(9,524)
Proceeds from disposal of property, plant and equipment	—	21,450
Net cash (used in) provided by investing activities	(5,086)	11,926

Cash flows from financing activities
Proceeds from equity financing	6,939,000	—
Repayment of loans from third party	(309,200)	—
Bank acceptance notes payable, net of repayment	(1,767,975)	1,221,327
Proceeds from bank loans	2,473,600	6,652,116
Repayment of bank loans	(2,782,800)	(6,794,316)
Proceeds from (repayment of) loans from related parties, net	161,589	(557,765)
Net cash provided by financing activities	4,714,214	521,362

Effect of exchange rate changes on cash, restricted cash and cash equivalents	319,398	(198,016)

Net increase in cash, restricted cash and cash equivalents	3,372,497	2,775,678

Cash, restricted cash and cash equivalents, beginning of period	37,339,304	12,645,977

Cash, restricted cash and cash equivalents, end of period	$40,711,801	$15,421,655

Supplemental disclosure information:
Income taxes paid	$709,980	$28,487
Interest paid	$137,594	$168,560